Exhibit 12

AVERY DENNISON CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	2013	2012	2011
Earnings:
Income from continuing operations before taxes	$363.1	$237.6	$213.2
Add: Fixed charges (1)	87.9	106.8	110.7
Amortization of capitalized interest	3.8	3.7	3.6
Less: Capitalized interest	(3.4)	(3.4)	(4.9)
	$451.4	$344.7	$322.6
Fixed charges: (1)
Interest expense	$58.9	$72.9	$71.5
Capitalized interest	3.4	3.4	4.9
Interest portion of leases	25.6	30.5	34.3
	$87.9	$106.8	$110.7

Ratio of Earnings to Fixed Charges	5.1	3.2	2.9

(1)       The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges.  For this purpose, “earnings” consist of income from continuing operations before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest.  “Fixed charges” consist of interest expense, capitalized interest and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest.

Certain prior year amounts have been reclassified to conform to current year presentation.